Exhibit 99.3

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
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Press release
Rio Tinto starts ilmenite production in Madagascar
January 15, 2009
Rio Tinto’s subsidiary, Rio Tinto Iron & Titanium, has begun production of ilmenite at its QMM mineral sands operation at Fort Dauphin in Madagascar.
The development (owned 80 per cent by Rio Tinto and 20 per cent by the Madagascar government) began as an exploration project in the 1980s and is the second largest investment on the island.
Ilmenite from Madagascar will be shipped for processing at Rio Tinto’s metallurgical complex in Sorel-Tracy, Quebec, which has upgraded its facilities to process this product. The total cost of the investment in Madagascar and Canada is US$1.2 billion.
Madagascar ilmenite contains 60 per cent titanium dioxide making it higher quality than most other global sources. It will be upgraded in Canada to produce a new 90 per cent titanium dioxide chloride slag suitable for global titanium feedstock markets where it is used in the manufacture of pigments for the paint and plastics industries.
Rio Tinto chief executive Tom Albanese commented: “This first production is a major landmark in a project which, notwithstanding many complex challenges, has been described as a model for future projects in Africa and elsewhere in the developing world.”
Harry Kenyon-Slaney, managing director of Rio Tinto Iron & Titanium, added: “The project will bring enormous benefits to the region. The floating dredge and wet plant, successfully launched in November, and the dry mill launched in December are producing concentrate at target quality. We are still in the early commissioning stage but expect to increase production over the coming months.”
The current mine site is at Mandena, to the north of Fort Dauphin, and production in phase one will eventually ramp up to 750,000 tonnes per annum. Later phases will be at Ste Luce and Petriky and there is potential to expand production to 2.2 million tonnes a year.
The first shipment of ilmenite to Quebec for processing is expected in March 2009, when work is completed on the new port of Ehoala to the south of Fort Dauphin.
The construction of a new port is a public/private partnership executed by QMM that has benefited from a government grant of $35 million, funded by an IDA (International Development Association) loan from the World Bank. It will be a multi-user port capable of attracting other industry to the area and also providing a destination point for cruise ships.
The port, which can handle vessels up to 60,000 tonnes, is expected to promote existing local industries such as sisal growing, lobster fishing and harvesting of medicinal plants and fruits, and attract investors to a 400 hectare industrial zone nearby.
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The social and environmental programme set up by QMM in the region includes a 620 hectare conservation zone that has been excluded from the mining area to protect the surviving littoral (coastal) forest and management of 31,275 hectares of legally protected biodiversity offsets.
Rio Tinto has worked closely with organisations such as Kew Gardens (with native species seeds being sent to the Millennium Seed Bank), Birdlife International (for the establishment of protected areas), Conservation International, Flora and Fauna International, Missouri Botanical Gardens and the Malagasy government. The aim of this work is to achieve a net positive impact on biodiversity and to rehabilitate and restore the land and eco systems affected by operations.
Community and social programmes have also been conducted in partnership with a range of national and international NGOs and development agencies, including Population Services International, USAID and UNDP among others. QMM seeks to promote local employment opportunities and small enterprise development as well as to improve health and education outcomes for its communities.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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